SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended JUNE 30, 1999

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _____ to _____

                          Commission file number 0-5151


A)    Full title of the plan:

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877


            THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Salaried Employees' Savings Plan 401(k)
                                        ---------------------------------------
                                                   (Name of Plan)


Date:  September 2, 1999                         /S/ R. J. KLOSTERMAN
                                        ----------------------------------------
                                        R.J. Klosterman
                                        VICE PRESIDENT OF FINANCE AND
                                        PRINCIPAL FINANCIAL OFFICER

                          INDEPENDENT AUDITORS' REPORT


Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k):

            We have audited the combining statements of financial position of the Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") as of June 30, 1999 and 1998 and the related combining statements of income and changes in plan equity for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 1999 and 1998, and the results of its operations for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.




                                        DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
August 5, 1999

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1999

                                                                                                Private
                                                   Flexsteel                                     Market
                                                Industries, Inc.                 Guaranteed     Bond and       Stock        Money
                                                    Common           Common       Interest      Mortgage       Index       Market
                                                  Stock Fund       Stock Fund      Account      Account         Fund       Account
                                                ----------------   ----------    -----------   ----------    ----------    -------
ASSETS

    Cash ......................................  $   36,425

    Employee Contributions Receivable .........       4,361        $   21,438    $   19,782    $    3,861    $   11,660    $  1,567

    Company Contributions Receivable ..........         613             2,637         2,282           600         1,312         811

    Investment in Flexsteel Industries, Inc.
    Common Stock Fund - Par Value $1 Per
    Share; at market 137,258 shares at $13.3130
    each ......................................   1,827,316

    Investment in Common Stock Fund ...........                     7,624,988

    Investment in Private Market Bond and
    Mortgage Account ..........................                                                 1,119,406

    Investment in Guaranteed Interest Account .                                   4,113,901

    Investment in Stock Index Fund ............                                                               1,721,133

    Investment in Money Market Account ........                                                                             118,035

    Investment in International Stock Account .

    Investment in Small Company Stock Fund ....

                                                 ==========        ==========    ==========    ==========    ==========    ========
    Total Assets ..............................  $1,868,715        $7,649,063    $4,135,965    $1,123,867    $1,734,105    $120,413
                                                 ==========        ==========    ==========    ==========    ==========    ========
PLAN EQUITY
    Total plan equity .........................  $1,868,715        $7,649,0633   $4,135,965    $1,123,867    $1,734,105    $120,413
                                                 ==========        ==========    ==========    ==========    ==========    ========

[WIDE TABLE CONTINUED]


                                                   International  Small Company
                                                   Stock Account   Stock Fund       Total
                                                   -------------   ----------       -----
ASSETS

    Cash ......................................                                  $   36,425

    Employee Contributions Receivable .........     $    4,731    $    7,318         74,718

    Company Contributions Receivable ..........            743           930          9,928

    Investment in Flexsteel Industries, Inc.
    Common Stock Fund - Par Value $1 Per
    Share; at market 137,258 shares at $13.3130
    each ......................................                                   1,827,316

    Investment in Common Stock Fund ...........                                   7,624,988

    Investment in Private Market Bond and
    Mortgage Account ..........................                                   1,119,406

    Investment in Guaranteed Interest Account .                                   4,113,901

    Investment in Stock Index Fund ............                                   1,721,133

    Investment in Money Market Account ........                                     118,035

    Investment in International Stock Account .      1,034,484                    1,034,484

    Investment in Small Company Stock Fund ....                    1,069,729      1,069,729

                                                    ==========    ==========    ===========
    Total Assets ..............................     $1,039,958    $1,077,977    $18,750,063
                                                    ==========    ==========    ===========
PLAN EQUITY
    Total plan equity .........................     $1,039,958    $1,077,977    $18,750,063
                                                    ==========    ==========    ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1998


                                                           Flexsteel                                Private
                                                          Industries,                                Market
                                                             Inc.        Common      Guaranteed     Bond and      Stock
                                                            Common       Stock        Interest      Mortgage      Index
                                                          Stock Fund     Fund         Account       Account       Fund
                                                          -----------    ------      ----------     --------      -----
ASSETS

    Cash ..............................................   $   13,355

    Employee Contributions Receivable .................        3,197   $   21,897    $   18,523    $    4,998    $  4,309

    Company Contributions Receivable ..................          592        2,711         2,829           701         519

    Investment in Flexsteel Industries, Inc.
    Common Stock Fund - Par Value $1 Per
    Share; at market 123,474 shares at $14.00 each ....    1,728,636

    Investment in Common Stock Fund ...................                 6,636,372

    Investment in Private Market Bond and
    Mortgage Account ..................................                                             1,000,662

    Investment in Guaranteed Interest Account .........                               4,007,667

    Investment in Stock Index Fund ....................                                                            583,110

    Investment in Money Market Account ................

    Investment in International Stock Account .........

    Investment in Small Company Stock Fund ............
                                                          ----------   ----------    ----------    ----------    --------
    Total Assets ......................................   $1,745,780   $6,660,980    $4,029,019    $1,006,361    $587,938
                                                          ==========   ==========    ==========    ==========    ========
PLAN EQUITY
    Total plan equity .................................   $1,745,780   $6,660,980    $4,029,019    $1,006,361    $587,938
                                                          ==========   ==========    ==========    ==========    ========

[WIDE TABLE CONTINUED]

                                                            Money       International      Small
                                                            Market         Stock          Company
                                                            Account       Account        Stock Fund       Total
                                                            -------     -------------    ----------    -----------

ASSETS
    Cash ..............................................                                                $    13,355

    Employee Contributions Receivable .................    $  1,148      $  5,069        $   10,292         69,433

    Company Contributions Receivable ..................         185           757             1,337          9,631

    Investment in Flexsteel Industries, Inc.
    Common Stock Fund - Par Value $1 Per
    Share; at market 123,474 shares at $14.00 each ....                                                  1,728,636

    Investment in Common Stock Fund ...................                                                  6,636,372

    Investment in Private Market Bond and
    Mortgage Account ..................................                                                  1,000,662

    Investment in Guaranteed Interest Account .........                                                  4,007,667

    Investment in Stock Index Fund ....................                                                    583,110

    Investment in Money Market Account ................     109,498                                        109,498

    Investment in International Stock Account .........                   916,273                          916,273

    Investment in Small Company Stock Fund ............                                   1,184,815      1,184,815
                                                           --------      --------        ----------    -----------
    Total Assets ......................................    $110,831      $922,099        $1,196,444    $16,259,452
                                                           ========      ========        ==========    ===========
PLAN EQUITY
    Total plan equity .................................    $110,831      $922,099        $1,196,444    $16,259,452
                                                           ========      ========        ==========    ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
            COMBINING STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                          JUNE 30, 1999, 1998, and 1997


                                                     Flexsteel                                    Private
                                                    Industries,                                    Market
                                                       Inc.          Common       Guaranteed      Bond and         Stock
                                                      Common          Stock        Interest       Mortgage         Index
                                                    Stock Fund        Fund          Account        Account         Fund
                                                    -----------    -----------    -----------    -----------    -----------
1999:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....   $    63,821
    Interest ....................................            29                   $   235,717    $    26,518
                                                    -----------                   -----------    -----------
        Total ...................................        63,850                       235,717         26,518
    Employee Contributions ......................        88,578    $   338,259        305,895         76,770    $   145,092
    Company Contributions .......................        19,379         47,302         43,455         13,089         21,460
    Net Appreciation in Fair Value of Investments       (56,253)     1,181,099                                      240,162
    Withdrawals .................................       (15,012)      (213,061)      (228,084)       (52,332)        (9,850)
    Transfers (To) From Other Investment Programs        22,393       (365,516)      (250,037)        53,461        749,303
                                                    -----------    -----------    -----------    -----------    -----------
    Increase (Decrease) in Plan Equity ..........       122,935        988,083        106,946        117,506      1,146,167
    Plan Equity - Beginning of Year .............     1,745,780      6,660,980      4,029,019      1,006,361        587,938
                                                    -----------    -----------    -----------    -----------    -----------
    Plan Equity - End of Year ...................   $ 1,868,715    $ 7,649,063    $ 4,135,965    $ 1,123,867    $ 1,734,105
                                                    ===========    ===========    ===========    ===========    ===========
1998:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....   $    62,239
    Interest ....................................           716                   $   235,284    $    93,900
                                                    -----------                   -----------    -----------
        Total ...................................        62,955                       235,284         93,900
    Employee Contributions ......................        68,483    $   325,628        253,354         71,879    $    34,391
    Company Contributions .......................        16,586         48,941         42,222         12,117          5,869
    Net Appreciation in Fair Value of Investments       303,009      1,096,664                                       77,597
    Withdrawals .................................      (215,928)      (122,532)      (197,877)       (31,952)        (4,011)
    Transfers (To) From Other Investment Programs       (56,313)        95,998       (510,192)       (45,017)       355,489
                                                    -----------    -----------    -----------    -----------    -----------
    Increase (Decrease) in Plan Equity ..........       178,792      1,444,699       (177,209)       100,927        469,335
    Plan Equity - Beginning of Year .............     1,566,988      5,216,281      4,206,228        905,434        118,603
                                                    -----------    -----------    -----------    -----------    -----------
    Plan Equity - End of Year ...................   $ 1,745,780    $ 6,660,980    $ 4,029,019    $ 1,006,361    $   587,938
                                                    ===========    ===========    ===========    ===========    ===========
1997:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....   $    60,267
    Interest ....................................           294                   $   253,338    $    78,880
                                                    -----------                   -----------    -----------
        Total ...................................        60,561                       253,338         78,880
    Employee Contributions ......................        75,753    $   290,690        275,357         74,478    $     4,460
    Company Contributions .......................        19,223         45,065         47,245         12,287          1,065
    Net Appreciation in Fair Value of Investments        (2,107)     1,165,085                                       33,352
    Withdrawals .................................       (48,100)      (131,062)      (362,588)       (28,604)       (17,435)
    Transfers (To) From Other Investment Programs        (1,159)        50,529       (354,596)       (65,967)           370
                                                    -----------    -----------    -----------    -----------    -----------
    Increase (Decrease) in Plan Equity ..........       104,171      1,420,307       (141,244)        71,074         21,812
    Plan Equity - Beginning of Year .............     1,462,817      3,795,974      4,347,472        834,360         96,791
                                                    -----------    -----------    -----------    -----------    -----------
    Plan Equity - End of Year ...................   $ 1,566,988    $ 5,216,281    $ 4,206,228    $   905,434    $   118,603
                                                    ===========    ===========    ===========    ===========    ===========

[WIDE TABLE CONTINUED]

                                                       Money      International      Small
                                                       Market         Stock         Company
                                                      Account        Account      Stock Fund        Total
                                                    -----------    -----------    -----------    ------------
1999:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....                                                $     63,821
    Interest ....................................   $     7,607                                       269,871
                                                    -----------                                  ------------
        Total ...................................         7,607                                       333,692
    Employee Contributions ......................        18,892    $   105,668    $   141,244       1,220,398
    Company Contributions .......................         3,599         18,537         22,110         188,931
    Net Appreciation in Fair Value of Investments                       23,067        (65,953)     1,322,122
    Withdrawals .................................       (21,085)       (12,930)       (22,178)       (574,532)
    Transfers (To) From Other Investment Programs           569        (16,483)      (193,690)
                                                    -----------    -----------    -----------    ------------
    Increase (Decrease) in Plan Equity ..........          9582        117,859       (118,467)      2,490,611
    Plan Equity - Beginning of Year .............       110,831        922,099      1,196,444      16,259,452
                                                    -----------    -----------    -----------    ------------
    Plan Equity - End of Year ...................   $   120,413    $ 1,039,958    $ 1,077,977    $ 18,750,063
                                                    ===========    ===========    ===========    ============
1998:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....                                                $     62,239
    Interest ....................................   $     7,640                                       337,540
                                                    -----------                                  ------------
        Total ...................................         7,640                                       399,779
    Employee Contributions ......................        13,457    $   106,202    $   163,555       1,036,949
    Company Contributions .......................         2,353         19,797         27,715         175,600
    Net Appreciation in Fair Value of Investments                      102,221        109,408       1,688,899
    Withdrawals .................................       (16,185)       (80,700)      (130,823)       (800,008)
    Transfers (To) From Other Investment Programs        (7,065)        91,950         75,150
                                                    -----------    -----------    -----------    ------------
    Increase (Decrease) in Plan Equity ..........           200        239,470        245,005       2,501,219
    Plan Equity - Beginning of Year .............       110,631        682,629        951,439      13,758,233
                                                    -----------    -----------    -----------    ------------
    Plan Equity - End of Year ...................   $   110,831    $   922,099    $ 1,196,444    $ 16,259,452
                                                    ===========    ===========    ===========    ============
1997:
Net Investment Income
    Cash Dividend on Flexsteel Common Stock .....                                                $     60,267
    Interest ....................................   $     4,798                                       337,310
                                                    -----------                                  ------------
        Total ...................................         4,798                                       397,577
    Employee Contributions ......................        12,564    $    92,263    $   136,747         962,312
    Company Contributions .......................         1,969         17,193         24,053         168,100
    Net Appreciation in Fair Value of Investments                      122,790        125,363       1,444,483
    Withdrawals .................................        (2,925)       (10,577)      (157,760)       (759,051)
    Transfers (To) From Other Investment Programs        23,241        147,688        199,894
                                                    -----------    -----------    -----------    ------------
    Increase (Decrease) in Plan Equity ..........        39,647        369,357        328,297       2,213,421
    Plan Equity - Beginning of Year .............        70,984        313,272        623,142      11,544,812
                                                    -----------    -----------    -----------    ------------
    Plan Equity - End of Year ...................   $   110,631    $   682,629    $   951,439    $ 13,758,233
                                                    ===========    ===========    ===========    ============

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

                          NOTES TO FINANCIAL STATEMENTS

1)    PLAN DESCRIPTION

      The Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") was established effective July 1, 1985 by Flexsteel Industries, Inc. (the "Company"). The Plan is available to certain salaried, salesmen and office employees that have one year of eligible service and have reached the age of twenty-one. Participation is voluntary.

      The Plan allows eligible employees to elect to have from 1% to 14% (salesmen are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $10,000 in calendar year 1999 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional company contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years).

                  Plan participants direct their contributions to any of the eight investment accounts available:

            1) The FLEXSTEEL INDUSTRIES, INC. COMMON STOCK FUND, which consists of the Company's common stock.
            2) A COMMON STOCK FUND, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash or cash equivalents.
            3) A GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.
            4) A PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an insurance company account that provides for competitive yield debt securities.
            5) A STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.
            6) A MONEY MARKET ACCOUNT, which is an insurance company account primarily invested in commercial paper with maturities of one year or less.
            7) An INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.
            8) A SMALL COMPANY STOCK FUND, which invests in stocks of relatively smaller companies.

      Assets of the Plan are held by a "Custodian," the Principal Mutual Life Insurance Company, except for the Flexsteel Industries, Inc. Common Stock Fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company. Distributions are paid upon retirement, termination of employment, death, disability, or in hardship cases. Non-vested contributions revert to the Company upon termination of employment. Upon termination of the Plan, participant accounts become fully vested and non-forfeitable.

      At June 30, 1999 the Plan had 523 participants, of which there were 190 participants in the Flexsteel Industries, Inc. Common Stock Fund, 398 participants in the Common Stock Fund, 390 participants in the Guaranteed Interest Accounts, 207 participants in the Private Market Bond and Mortgage Account, 155 participants in the Stock Index Fund, 83 participants in the Money Market Account, 229 participants in the International Stock Fund, and 255 participants in the Small Company Stock Fund.

2)    SIGNIFICANT ACCOUNTING POLICIES

      The Plan uses the accrual basis of accounting. Investments in common stock are recorded at the market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund. The cost of investments sold is determined by the average cost method.

3)    INCOME TAXES

      The Plan has received a determination from the Internal Revenue Service that the Plan is exempt from Federal income taxes. Participants are not taxed currently on their contributions or on Company contributions to the Plan. Distributions to participants generally are subject to Federal and State income tax at the time of distribution; certain distributions may receive more favorable tax treatment.

4)    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      The unrealized appreciation (depreciation) in the investment accounts is as follows:

                                                                Market     Net Appreciation
                                                  Cost           Value      (Depreciation)
                                               -----------    -----------    -----------
Flexsteel Industries, Inc. Common Stock Fund
      Balance, June 30, 1996 ...............   $ 1,452,573    $ 1,441,832    $   (10,741)
      Net change during year ...............       105,400        103,293         (2,107)
                                               -----------    -----------    -----------
      Balance, June 30, 1997 ...............     1,557,973      1,545,125        (12,848)
      Net change during year ...............      (119,498)       183,511        303,009
                                               -----------    -----------    -----------
      Balance, June 30, 1998 ...............     1,438,475      1,728,636        290,161
      Net change during year ...............       154,933         98,680        (56,253)
                                               -----------    -----------    -----------
      Balance, June 30, 1999 ...............   $ 1,593,408    $ 1,827,316    $   233,908
                                               ===========    ===========    ===========
Common Stock Fund
      Balance, June 30, 1996 ...............   $ 1,849,157      3,776,198      1,927,041
      Net change during year ...............       253,638      1,418,723      1,165,085
                                               -----------    -----------    -----------
      Balance, June 30, 1997 ...............     2,102,795      5,194,921      3,092,126
      Net change during year ...............       344,787      1,441,451      1,096,664
                                               -----------    -----------    -----------
      Balance, June 30, 1998 ...............     2,447,582      6,636,372      4,188,790
      Net change during year ...............      (192,483)       988,616      1,181,099
                                               -----------    -----------    -----------
      Balance, June 30, 1999 ...............   $ 2,255,099    $ 7,624,988    $ 5,369,889
                                               ===========    ===========    ===========
Stock Index Fund
      Balance, June 30, 1996 ...............   $    59,342         96,452         37,110
      Net change during year ...............       (11,555)        21,797         33,352
                                               -----------    -----------    -----------
      Balance, June 30, 1997 ...............        47,787        118,249         70,462
      Net change during year ...............       387,264        464,861         77,597
                                               -----------    -----------    -----------
      Balance, June 30, 1998 ...............       435,051        583,110        148,059
      Net change during year ...............       897,862      1,138,023        240,162
                                               -----------    -----------    -----------
      Balance, June 30, 1999 ...............   $ 1,332,913    $ 1,721,133    $   388,220
                                               ===========    ===========    ===========
International Stock Account
      Balance, June 30, 1996 ...............   $   267,047    $   309,267    $    42,220
      Net change during year ...............       245,192        367,982        122,790
                                               -----------    -----------    -----------
      Balance, June 30, 1997 ...............       512,239        677,249        165,010
      Net change during year ...............       136,803        239,024        102,221
                                               -----------    -----------    -----------
      Balance, June 30, 1998 ...............       649,042        916,273        267,231
      Net change during year ...............        95,144        118,211         23,067
                                               -----------    -----------    -----------
      Balance, June 30, 1999 ...............   $   744,186    $ 1,034,484    $   290,298
                                               ===========    ===========    ===========
Small Company Stock Fund
      Balance, June 30, 1996 ...............   $   472,682    $   615,575    $   142,893
      Net change during year ...............       200,801        326,164        125,363
                                               -----------    -----------    -----------
      Balance, June 30, 1997 ...............       673,483        941,739        268,256
      Net change during year ...............       133,668        243,076        109,408
                                               -----------    -----------    -----------
      Balance, June 30, 1998 ...............       807,151      1,184,815        377,664
      Net change during year ...............       (49,133)      (115,086)       (65,953)
                                               -----------    -----------    -----------
      Balance, June 30, 1999 ...............   $   758,018    $ 1,069,729    $   311,711
                                               ===========    ===========    ===========

      The cost of investments in the Guaranteed Interest Account, Private Market Bond and Mortgage Account, and Money Market Account approximate market.

5)    RELATED PARTY TRANSACTIONS

      All administrative costs of the Plan are paid by the Company. Brokers' commissions and fees, if any, incurred in connection with the segregated funds are paid by the Plan.

      The Plan had the following transactions in the Flexsteel Common Stock Fund or in the Custodian's funds for the year ended June 30, 1999, 1998 and 1997 (shares in parentheses):

                                                                                         COST OF
1999:                                              PURCHASES          SALES (1)         SALES (1)
                                               -----------------   --------------       ----------
FUND
Flexsteel Industries, Inc. Common Stock Fund   $ 160,512(14,169)   $   4,998(385)       $   4,998
Common Stock Fund ..........................   $ 386,095           $ 578,577            $ 578,577
Guaranteed Interest Account ................   $ 348,637           $ 478,121            $ 478,121
Private Market Bond and Mortgage Account ...   $  91,097           $  (1,129)           $  (1,129)
Stock Index Fund ...........................   $ 158,409           $(739,453)           $(739,453)
Money Market Account .......................   $  21,446           $  20,516            $  20,516
International Stock Account ................   $ 124,557           $  29,413            $  29,413
Small Company Stock Fund ...................   $ 166,735           $ 215,868            $ 215,868
                                                                                         COST OF
1998:                                              PURCHASES          SALES (1)         SALES (1)
                                               -----------------   --------------       ----------
FUND
Flexsteel Industries, Inc. Common Stock Fund   $  47,231(3,769)    $ 164,740(11,795)    $ 164,740
Common Stock Fund ..........................   $ 371,321           $  26,534            $  26,534
Guaranteed Interest Account ................   $ 295,631           $ 708,069            $ 708,069
Private Market Bond and Mortgage Account ...   $  83,209           $  76,969            $  76,969
Stock Index Fund ...........................   $  35,786           $(351,478)           $(351,478)
Money Market Account .......................   $  15,410           $  23,251            $  23,251
International Stock Account ................   $ 125,553           $ (11,250)           $ (11,250)
Small Company Stock Fund ...................   $ 189,341           $  55,672            $  55,672
                                                                                         COST OF
1997:                                              PURCHASES          SALES (1)         SALES (1)
                                               -----------------   --------------       ----------
FUND
Flexsteel Industries, Inc. Common Stock Fund   $ 116,599(9,791)    $  11,969(1,000)     $  11,969
Common Stock Fund ..........................   $ 334,171           $  83,244            $  83,244
Guaranteed Interest Account ................   $ 326,041           $ 711,660            $ 711,660
Private Market Bond and Mortgage Account ...   $  87,350           $  94,571            $  94,571
Stock Index Fund ...........................   $   5,510           $  17,065            $  17,065
Money Market Account .......................   $  14,419           $ (20,316)           $ (20,316)
International Stock Account ................   $ 108,080           $(137,111)           $(137,111)
Small Company Stock Fund ...................   $ 158,667           $ (42,134)           $ (42,134)

(1)   Amount is net of transfers

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